

September 11, 2024

Wajid Ali
Chief Financial Officer
Lumentum Holdings Inc.
1001 Ridder Park Drive
San Jose, CA 95131

> **Re: Lumentum Holdings Inc.**
> **Form 10-K for Fiscal Year Ended June 29, 2024**
> **Form 8-K/A filed August 21, 2024**
> **Response dated August 2, 2024**
> **File No. 1-36861**

Dear Wajid Ali:

We have reviewed your August 2, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 5, 2024 letter.

Form 8-K/A filed August 21, 2024

Exhibit 99.1

Reconciliations of GAAP Measures to Non-GAAP Measures

1.　We note you refer to a $3.4 million one-time charge in footnote (2) that resulted from a contract termination with one of your vendors due to a change in your manufacturing strategy. Please more fully explain the facts and circumstances related to this charge and why you believe a non-GAAP adjustment to exclude the charge is appropriate. Specifically address how you considered Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in your determination.

2.　We note you present a non-GAAP financial measure you identify as Net Income per share on non-GAAP basis. We also note in footnote (5) you indicate that the number of shares used to calculate this measure include shares related to restricted stock units ("RSUs") and shares issuable under your Employee Stock Purchase Plan that were anti-dilutive on a GAAP basis but do not appear to include potentially dilutive shares issuable upon the conversion of your convertible notes because you assume the face value of the convertible notes will be settled in cash. Please more fully explain how you determine the shares used to calculate EPS on a GAAP basis and on a non-GAAP basis, including your consideration of the requirements of ASU 2020-06 for both. To the extent applicable, please explain why you believe assuming your convertible notes will be settled in cash and not including the dilutive impact of the shares that could occur upon the conversion of the notes and, consequently, not using the if-converted method required by ASU 2020-06, is appropriate given you report net income on a non-GAAP basis. Specifically address how you considered Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in your determination.

Form 8-K filed August 17, 2023

Exhibit 99.1

3. We note your response to prior comment 5 regarding depreciation for idle equipment and facilities. Although these assets are idle, it appears that the exclusion of the related depreciation charge is inconsistent with GAAP recognition and measurement principles. Please further explain your basis for this non-GAAP adjustment or revise your presentation.

4. Your response to prior comment 7 states that the retention payments would not be provided absent the acquisition and integration. As these payments are intended to incentivize employees to remain with the company and do not include any other requirements, the amounts incurred appear to be a normal, recurring, cash operating expenses. Please revise or further explain why this adjustment is appropriate based on Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Please contact Mindy Hooker at 202-551-3732 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing